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                                   EXHIBIT 8



                                  TAX OPINION
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            [On Miller, Hamilton, Snider & Odom, L.L.C. Letterhead]





                               February 15, 1996





                                                               Montgomery Office


The Colonial BancGroup, Inc.
One Commerce Street
Suite 800
Montgomery, AL 36104

Southern Banking Corporation
201 East Pine Street
Orlando, FL 32801

                   Re: Tax Opinion

Gentlemen:

                   We have acted as counsel to The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"), in connection with the merger (the "Merger") of Southern Banking Corporation ("SBC") with and into BancGroup pursuant to the Amended and Restated Agreement and Plan of Merger, dated February 15, 1996 (the "Agreement") by and between BancGroup and SBC. This opinion is being rendered to you pursuant to paragraph 8.5 of the Agreement.

                   In rendering this opinion, we have relied upon the facts, which are not restated herein, but rather, as they have been presented to us in the Agreement, and in a preliminary joint proxy statement-prospectus of BancGroup and SBC to be filed with the Securities and Exchange Commission. We have assumed, with your consent, that the facts presented to us provide an accurate and complete description of the facts and circumstances concerning the proposed transaction. Any changes to the facts, representations, or documents referred to in this opinion may affect the conclusion stated herein.
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February 15, 1996
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                   In connection with this opinion, we have assumed, with your consent, the following:

                   (1) BancGroup does not plan to sell or otherwise dispose of any of the stock of Southern Bank of Central Florida, a wholly-owned subsidiary of SBC (the "Bank") or to liquidate the Bank after the Merger.

                   (2) BancGroup will continue the historic business of SBC or will use a significant portion of the historic business assets of SBC in a business.

                   (3) SBC has no knowledge of any plan or intention on the part of its shareholders to sell or otherwise dispose of the BancGroup common stock to be received by them that would reduce their holdings to a number of shares having, in the aggregate, a fair market value of less than fifty percent of the total fair market value of the SBC common stock outstanding immediately before the Merger.

                   (4) As a result of the Merger, each share of the issued and outstanding SBC common stock will be converted into the right to receive BancGroup common stock.

                   (5) No fractional shares will be issued in the Merger. In the event fractional shares result in the exchange, the SBC shareholders entitled to fractional shares will be paid cash by BancGroup for their fractional shares.

                   (6) The fair market value of the BancGroup common stock to be received by the SBC shareholders will be approximately equal to the fair market value of the SBC stock exchanged therefor.

                   (7) The proposed Merger will be effected for substantial non-tax business purposes.

                   (8) BancGroup will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by SBC immediately prior to the Merger. For purposes of this representation, SBC assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by SBC immediately preceding the Merger and all payments to dissenters, if any, will be included as assets of SBC held immediately prior to the Merger.

                   (9) SBC is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

                   On the basis of the foregoing and our consideration of such other matters as we have considered necessary, we advise you that, in our opinion, for federal income tax purposes:
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February 15, 1996
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                   (1) The Merger of SBC with and into BancGroup in accordance with the terms of the Agreement will constitute a reorganization within the meaning of Sections 368(a)(1)(A) of the Code. SBC and BancGroup will each be a "party to a reorganization" under Section 368(b) of the Code.

                   (2) No gain or loss will be recognized by SBC upon the transfer of its assets and liabilities to BancGroup. Sections 357(a) and 361(a) of the Code.

                   (3) An SBC shareholder who exchanges shares of SBC stock solely for shares of BancGroup common stock as described in the Agreement will not recognize gain or loss. Section 354 of the Code.

                   (4) A dissenting SBC shareholder, who is not deemed to own any shares of BancGroup under the constructive ownership rules of Section 318 of the Code (see the discussion below of Section 318 of the Code), and who receives only cash in exchange for his shares of SBC stock, will recognize gain or loss equal to the difference between the amount of cash received and the shareholder's basis in the shares of SBC stock surrendered. Section 1001 of the Code. Such gain or loss will be capital gain or loss if the SBC shares are capital assets in the hands of the shareholder.

                   (5) The constructive ownership rules of Section 318 of the Code apply in determining whether the receipt of cash has "the effect of the distribution of a dividend" and whether a dissenting SBC shareholder who actually has received all cash is deemed to have received a combination of cash and BancGroup common stock. Under these rules, shares subject to options and shares owned (or, in some cases, constructively owned) by members of the shareholder's family, and by related entities (such as corporations, partnerships, trusts, and estates) in which the shareholder, a member of his family, or a related entity has an interest, may be counted as owned by the shareholder. Similarly, an entity may be treated as owning shares owned by related persons or entities (such as shareholders, partners, or beneficiaries).

                   (6) The tax basis of the BancGroup common stock received by an SBC shareholder will be the same as the adjusted tax basis of the shares of SBC stock exchanged, decreased by the amount of cash received and increased by the amount treated as a dividend and the amount of gain recognized on the exchange. Section 358(a)(1) of the Code.

                   (7) The holding period of the BancGroup common stock received by an SBC shareholder will include the holding period of the shares of SBC stock exchanged therefor if such shares were capital assets in the hands of the exchanging shareholder. Section 1223(1) of the Code.
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February 15, 1996
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                   (8) Cash received in lieu of a fractional share interest in
BancGroup common stock will be treated as received in payment for such interest. Rev. Rul. 66-365, 1966 - 2 C.B. 116. The shareholder will recognize gain or loss equal to the difference between the cash received and the basis of such fractional share interest.

                                        Very truly yours,



                                        MILLER, HAMILTON, SNIDER & ODOM, L.L.C.